

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2020

Kuang-Ming Tsai
President
Genufood Energy Enzymes Corp.
601 South Figueroa Street, Suite 4050
Los Angeles, CA 90017

> **Re: Genufood Energy Enzymes Corp.**
> **Registration Statement on Form 10-12G**
> **Filed October 25, 2019**
> **File No. 000-56112**

Dear Mr. Tsai:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lance Jon Kimmel, Esq.